Via Edgar and Overnight Delivery

March 22, 2013

Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street NE

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 16, 2012
File No. 000-50812

Dear Ms. Jacobs:

This letter is being filed by Multi-Fineline Electronix, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated March 13, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “Annual Report”).

The numbering of the paragraph below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall have the meanings assigned in the Annual Report.

Form 10-K for the year ended September 30, 2012

Business, page 1

1.	We note that your disclosures beginning on page F-62 show that international revenues are significant to your operations, in particular those attributed to China and Singapore. Please ensure that the Business section of your future filings includes the geographic information required by Item 101(d) of Regulations S-K or a cross-reference to the relevant portion of the notes to the financial statements.

The Company acknowledges the Staff’s comment and will either include the geographic information required by Item 101(d) of Regulation S-K in its Business section or a cross-reference to the relevant portion of the notes to the financial statements in future Annual Reports on Form 10-K.

Customers, page 6

2.	You indicate in this section that 94% of net sales for fiscal 2012 were to three customers in the aggregate, that 74%, 44% and 43% of net sales were to the same one customer for the fiscal years 2012, 2011 and 2010, respectively, and that 90%, 86% and 85% of net sales for the same periods, respectively, were the same two customers. In your response letter, please identify these customers and confirm that in future filings you will name customers who account for 10% or more of your revenue. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Multi-Fineline Electronix, Inc | 8659 Research Drive | Irvine, CA 92618

TEL 949.453.6800 | FAX 714.238.1487 | www.mflex.com

The Company respectively advises the Staff that during the fiscal years ended September 30, 2012, 2011 and 2010, (i) sales to Apple, Inc., inclusive of net sales made to its designated sub-contractors, accounted for 74%, 44% and 43% of the Company’s consolidated net sales, respectively, and (ii) sales to Blackberry LTD (formerly Research in Motion LTD), inclusive of net sales made to its designated sub-contractors, accounted for 15%, 43% and 42% of the Company’s consolidated net sales, respectively.

In future Annual Reports on Form 10-K, the Company will name its customers that account for 10% or more of its net sales either in a disclosure responsive to Item 101(c)(1)(vii) of Regulation S-K in the Business section or, in accordance with Rule 12b-23 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will include a cross-reference in the Business section to the applicable disclosure elsewhere in such Annual Report on Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

3.	We refer to our prior comment 2 to our letter dated January 30, 2009 and your related response. We continue to believe that your overview should be expanded in future filings to provide better insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For guidance, see SEC Release No. 33-8350. For example only, please tell us what consideration you gave to discussing in your overview the impact on your financial condition of the continued weakness in the macro economy and the increased frequency with which your customers are changing or delaying product purchase orders, which you discuss in your risk factors.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that in preparing the overview for Item 7 of the Annual Report, the Company did consider the material opportunities, challenges and risks to the business as required by Item 303 of Regulation S-K and SEC Release No. 33-8350. In addition, the Company notes several risk factors in the Annual Report that address the specific risks indicated as examples in the Comment Letter, as well as certain other risks such as the effects that increased competition will have on our business (refer to page 9 of the Annual Report entitled “Competition”). A cross reference is provided at the beginning of Item 7 of the Annual Report to these risk factors.

In addition, the Company has disclosed information in the Overview section under “Cost of Sales” describing the risk of rising costs as a result of potential wage increases at our manufacturing facilities, possible changes in capacity utilization, changes in manufacturing yields, variations in product mix, and possible changes in production efficiencies. The Company goes on further to discuss its Market Risk and Liquidity Risk, as indicated by the guidance in SEC Release No. 33-8350. In making these disclosures, the Company considered, among other things, the macro economy and its impact on the Company and existing and forecasted orders by the Company’s customers. Going forward, the Company will continue to consider the economic climate and known trends that may impact its results of operations, as well as the guidance in SEC Release No. 33-8350, and will expand any related disclosures that are warranted in its future filings to provide better insight into the items the Staff has noted.

Multi-Fineline Electronix, Inc | 8659 Research Drive | Irvine, CA 92618

TEL 949.453.6800 | FAX 714.238.1487 | www.mflex.com

Exhibits

4.	Please tell us what consideration you have given to filing the lease agreements for the company’s “material owned properties” you list on page 26, in particular the lease agreement for your executive offices in Irvine, California. See Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company reviews each contract, including lease agreements for its properties, into which it enters for materiality purposes. In particular, with respect to the lease for executive offices in Irvine, California, the Company determined the agreement was not material under either Item 1.01 of Form 8-K or Item 6.01(b)(10)(ii)(D) of Regulation S-K after a review of the materiality of the dollar amount of the lease, the fact that the lease could easily be replaced with a similar lease elsewhere in Orange County, California, and the fact that the lease is not material to the business functions we perform at such location. Thus, while the property is described in the Annual Report, the Company deemed it was not material and thus did not file it as an exhibit to the Annual Report. A similar analysis was performed by the Company with respect to the other leased properties listed on page 26 of the Annual Report.

In addition, and per the Staff’s request, the Company hereby acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Reza Meshgin, at (949) 453-6834 or by fax at (714) 203-6956 with a copy to Tom Liguori at (949) 453-6830 or by fax at (714) 238-1487.

Thank you for your assistance in this matter.

Sincerely,

Multi-Fineline Electronix, Inc.

/s/ Reza Meshgin

Reza Meshgin, Chief Executive Officer

Multi-Fineline Electronix, Inc | 8659 Research Drive | Irvine, CA 92618

TEL 949.453.6800 | FAX 714.238.1487 | www.mflex.com